January 21, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor

Christina DiAngelo Fettig

Re:	Nuveen California AMT-Free Municipal Income Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-192482

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on December 23, 2013 with respect to the Registrant’s Registration Statement on Form N-14 filed on November 21, 2013 (the “Registration Statement”) relating to the issuance of common shares and MuniFund Term Preferred Shares (“MTP Shares”) in connection with the proposed reorganization of Nuveen California Premium Income Municipal Fund (the “Target Fund”) into the Acquiring Fund (the “Reorganization”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant notes in particular, that: (i) there are certain investment policy differences between the Funds and the policies of the Acquiring Fund will continue following the Reorganization; and (ii) there are differences in the management fee schedule of the Funds and the Acquiring Fund fee structure will apply following the Reorganization.

(2)	Comment: The Consent of the Independent Registered Public Accounting Firm filed as Exhibit 12 to the Registration Statement relates to Nuveen California Dividend Advantage Municipal Fund (“Dividend Advantage”) rather than the Registrant. Please file the appropriate Consent as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement.

Response: Due to a vendor error during the preparation of the Edgar proof of the Registrant’s Registration Statement, the Consent of the Independent Registered Public Accounting Firm relating to Dividend Advantage was filed as Exhibit 12 to the Registrant’s Registration Statement. The correct Consent relating to the Registrant will be filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form N-14.

(3)	Comments: With respect to the differences in the Funds’ policies concerning the federal alternative minimum tax applicable to individuals (the “AMT”), please: (i) confirm various statements regarding the “similarity” and “comparability” of the investment objectives, policies and portfolio compositions; (ii) disclose each Fund’s holdings of AMT-free securities as of a recent date; and (iii) consider whether additional disclosure regarding the potential disadvantages of the Acquiring Fund’s policy should be disclosed.

Response: Notwithstanding the Target Fund’s ability to invest in securities subject to the AMT, the Fund has not historically emphasized such investments and, as of December 31, 2013, the Target Fund held less than 2% of its portfolio in securities subject to the AMT. The Registrant has added disclosure regarding each Fund’s holdings of securities subject to the AMT. The Registrant affirms that portfolio re-positioning of the Target Fund is expected to be insignificant (i.e., less than 5%). The Registrant believes that the comparative statements regarding the Funds’ investment objectives and policies and the composition of each Fund’s portfolio are reflective of the historical practices and current portfolio composition. In response to the staff’s comments, the Registrant has added disclosure to clarify that because the Acquiring Fund seeks income exempt from the AMT, it does not have the flexibility to invest in certain kinds of municipal securities, such as certain private activity bonds.

(4)	Comment: For the staff’s information, did the Board consider the difference between the Funds with respect to the AMT in concluding that the Reorganization was in the best interests of the Target Fund shareholders? If not, why not?

Answer: For the staff’s information, the Board considered the difference between the Funds with respect to the AMT in concluding that the Reorganization was in the best interests of the Target Fund’s shareholders. The Registrant notes the disclosure in “C. Information About the Reorganization- Reasons for the Reorganization” in the Joint Proxy Statement/Prospectus, which addresses, among other things, the Board’s considerations as to the compatibility of the Funds’ investment objectives, policies and risks, including with respect to the Acquiring Fund’s AMT feature. The Registrant has added disclosure to clarify that the Board considered the relative performance of the Funds and the factors that may affect the future performance of the combined fund.

(5)

Comment: Please explain whether the Registrant expects to continue to employ multiple types of leverage (e.g., Variable Rate Demand Preferred Shares, MTP Shares) following the Reorganization or whether the Registrant plans on refinancing its leverage in connection with the Reorganization. To the extent applicable, add disclosure to the Joint Proxy Statement/Prospectus addressing the one-time costs to shareholders associated with refinancing leverage.

Response: As disclosed in the Joint Proxy Statement/Prospectus, the Reorganization is structured so that preferred shareholders of the Target Fund will receive a new series of preferred shares of the Acquiring Fund with substantially the same characteristics as the shares held immediately prior to the Reorganization. Accordingly, the Registrant will have multiple types of preferred shares outstanding following the closing. As also disclosed in the Joint Proxy Statement/Prospectus, the Registrant may seek to refinance its leverage over time, in the ordinary course, as current forms of leverage mature or it is otherwise desirable to refinance; however, the form that such leverage will take cannot be predicted at this time. With respect to the costs associated with refinancing, the Registrant directs the staff to the disclosure under “Leverage Risk,” including that: (i) the Funds bear the one-time costs associated with establishing borrowing facilities, issuing preferred shares and refinancing such leverage; (ii) more frequent refinancings may increase the one-time costs of establishing leverage; and (iii) if a Fund is unable to replace existing leverage on comparable terms, its costs of leverage will increase.

(6)	Comment: Please clarify that the lower effective management fee rate anticipated for the combined fund will result not just from economies of scale, but from availability of lower breakpoints in the applicable fee schedule.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(7)	Comment: In light of the investment policy differences with respect to AMT securities, please explain the source of expected net common earnings and distribution increases, and the timing of those increases.

Response: As discussed above, notwithstanding differences in the stated investment policies, the Funds have been managed in a similar manner. Because the portfolio compositions of the Fund are substantially similar and an insignificant amount of portfolio turnover will occur in connection with the Reorganization, the Reorganization is not expected to adversely impact the yield of portfolio investments and the combined fund is expected to benefit from operating efficiencies. Each Fund will bear the costs of the Reorganization up to its expected cost savings and yield benefits in the first year following the Reorganization. Accordingly, following the first year, Reorganization costs are not expected to have any impact on distributions. The Registrant has added disclosure to the effect that distribution increases, if any, would be realized following the recoupment of expenses of the Reorganization.

(8)	Comments:

(i) In the response to the Question “Will shareholders of the Funds have to pay any fees or expenses in connection with the Reorganization?” in the Q&A Section, please begin the Answer with “Yes” and then state that the Reorganization costs will be borne by shareholders.

(ii) Please provide additional information concerning the basis for the allocation of the estimated costs of the Reorganization between the Funds. For the staff’s information, please explain the methodology (including any assumptions) employed in allocating the costs of the Reorganization between the Funds and how such costs were determined.

Response:

(i) The Registrant has revised the disclosure in response to the staff’s comment.

(ii) As disclosed in the Joint Proxy Statement/Prospectus, costs related to the Reorganization are allocated based on the expected benefits to each Fund in the first year following the Reorganization. In determining expected benefits, the methodology takes into account both estimated cost savings and potential distribution rate increases. As previously discussed with the staff in connection to prior transactions, the Registrant believes that, for the purpose of evaluating operational efficiencies of the merger, the appropriate measure is the operating expense ratio (exclusive of leverage) and that including the costs of leverage without the offsetting return benefits would skew the results.

(9)	Comment: In connection with the disclosure concerning revocation by shareholders of previously submitted proxies on the cover page of the Joint Proxy Statement/Prospectus and elsewhere as appropriate, please add disclosure addressing how revocation is accomplished by shareholders who voted electronically or by telephone.

Response: The Registrant has added disclosure in response to the staff’s comment.

(10)	Comment: Please delete “as adjusted as described in footnote 1 below” in the narrative disclosure preceding the table under “Comparative Expense Information” in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure as requested by the staff.

(11)	Comment: For the staff’s information, please explain how the Reorganization costs are reflected in the combined fund pro forma net asset value (“NAV”) per share of $13.23, as set forth in the Capitalization table.

Response: For the staff’s information, the estimated Reorganization costs allocated to the Acquiring Fund are $15,000, which has a NAV impact of $0.0004 per share for the Acquiring Fund. The Acquiring Fund’s extended NAV before Reorganization costs is $13.2313 and $13.2309 after the Reorganization costs are accrued. The estimated Reorganization costs allocated to the Target Fund are $575,000 and are reflected in the Target Fund’s NAV prior to the closing of the Reorganization.

(12)	Comment: For the staff’s information, please explain the difference between the capital loss carryforwards information provided in the Registration Statement and the information presented in the Funds’ semi-annual reports for the period ending August 31, 2013.

Response: For the staff’s information, capital loss carryforwards typically are calculated only at fiscal year-end and such fiscal year-end carryforwards are presented in both the annual and semi-annual reports to shareholders. For purposes of preparing the information in the Registration Statement, the capital loss carryforwards are estimated through August 31, 2013 (the semi-annual date) in order to provide shareholders with an idea of the amounts of capital loss carryforwards that would be available had the Reorganization taken place as of that date.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal

APPENDIX A

NUVEEN CALIFORNIA AMT-FREE MUNICIPAL INCOME FUND AND

NUVEEN CALIFORNIA PREMIUM INCOME MUNICIPAL FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen California Premium Income Municipal Fund (the “Target Fund”) and Nuveen California AMT-Free Municipal Income Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganization. Both Funds are organized as Massachusetts business trusts. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment adviser and wholly-owned subsidiary of the Adviser. Scott R. Romans, Senior Vice President of the Sub-Adviser, manages each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganization would result in the potential for lower fees and operating expenses per common share (excluding the costs of leverage) over time from greater economies of scales as the combined fund’s size results in a lower effective management fee rate based on managed assets and allows fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund is lower than the fee schedule in effect for the Target Fund for managed asset levels between $2 billion and $5 billion[2] (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion). The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

[1]	See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).
[2]	For the fund-level management fee, managed assets include closed-end fund assets managed by the Adviser that are attributable to certain types of leverage. For these purposes, leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by the Adviser as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances.

Investment Objectives, Policies and Restrictions	The Acquiring Fund and Target Fund have similar investment objectives, policies and restrictions. The Acquiring Fund’s primary investment objective is to provide current income exempt from regular federal income tax, the federal alternative minimum tax applicable to individuals (the “AMT”) and California income tax. The secondary investment objective of the Acquiring Fund is to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal bonds the Fund’s investment adviser and/or sub-adviser believe are underrated or undervalued or that represent municipal market sectors that are undervalued. The Target Fund’s primary investment objective is to provide, through investment in a professionally managed portfolio of tax-exempt municipal obligations, current income exempt from both regular federal income taxes and California personal income taxes, consistent with the Fund’s investment policies. The secondary investment objective of the Target Fund is the enhancement of portfolio value relative to the municipal bond market through investments in tax-exempt California municipal obligations that, in the opinion of the Fund’s investment adviser and/or sub-adviser, are underrated or undervalued or that represent municipal market sectors that are undervalued. With the exception of the AMT component of the Acquiring Fund’s investment objectives and certain immaterial wording differences, the investment objectives are consistent between the Funds. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of November 29, 2013, the Acquiring Fund had approximately $867.0 million in total managed assets. As of the same date, the Target Fund had approximately $118.3 million in total managed assets.

In terms of the structure of the transaction, upon the closing of the reorganization, the Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares. Holders of MuniFund Term Preferred Shares (“MTP Shares”) of the Target Fund will receive on a one-for-one basis newly issued MTP Shares of the Acquiring Fund having substantially identical terms, as of the closing of the reorganization, as the MTP Shares of the Target Fund exchanged therefor.

An analysis of the NAST Factors is consistent with this structure and result. All five of the NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

*            *             *            *            *

January 21, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen California AMT-Free Municipal Income Fund (the “Registrant”)

Registration Statement on Form N-14 8C

(File No. 333-192482)

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on December 23, 2013 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on November 21, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen California AMT-Free Municipal Income Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary